DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/2/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

214,581

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

214,581
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

214,581

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.34%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment # 6 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
Since the last annual meeting, the filing persons have had discussions with representatives of the Issuer relating to the goal of maximizing shareholder value. The filing persons are not aware of any conclusions that the board of directors of the Issuer has reached as a result of such discussions. The filing persons may determine to acquire additional shares of the Issuer and/or to seek representation on the board of directors.



Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the 10QSB filed on 9/13/06 there were 1,237,219 shares of common stock outstanding as of 8/31/06. The percentages set forth in this item were derived using such number.


Bulldog Investors, a group of investment funds, Phillip
Goldstein and Andrew Dakos beneficially own an aggregate of 214,581 shares of GYRO or 17.34% of the outstanding shares.


  b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

  c. No shares were purchased or sold within the last 60 days.
3000 shares previously reported were in accounts that are no longer managed by the reporting persons.


 d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
     Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 4/2/07

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos